UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Nasdaq Stockholders’ Equity Compliance

As previously disclosed, on January 12, 2023, TC Biopharm (Holdings) plc (the “Company”) received written notification from the listing qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) indicating that the Company had not regained compliance with the minimum Market Value of Listed Securities (“MVLS”) of $35,000,000 required for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”), following notification by Nasdaq that the Company had until January 11, 2023 to correct its previously reported deficiency under the MVLS Requirement.

Following a hearing before the Nasdaq Hearings Panel (the “Panel”) on March 9, 2023, at which the Company informed the Panel of its intention to regain compliance with Nasdaq’s continued listing requirements by demonstrating compliance with the $2.5m minimum stockholders’ equity requirement in Listing Rule 5550(b)(1) (the “Equity Rule”) as an alternative to demonstrating compliance with the MVLS Requirement, the Panel granted the Company an exception until June 30, 2023.

Subsequent to the Panel hearing:

(a)	On March 27, 2023, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which at closing on March 30, 2023, the Company raised gross proceeds of $5.5 million (before agent and related offering expenses) from the sale of its equity securities; and

(b)	On July 10, 2023, the Company entered into an agreement with a holder of its Series A, B and C Warrants to amend those warrants (the “Warrants”), such that the Company will account for the amended Warrants as part of stockholders’ equity, rather than as a liability. In the Company’s most recently filed financial statements, as of December 31, 2022, which were included in the Form 20-F filed by the Company on May 1, 2023, the liability relating to the Warrants amounted to approximately $7 million. This amount has therefore now been reclassified into, and thereby has increased, stockholders’ equity.

As a result of the forgoing the Company believes that, as at the date of this filing, it has stockholders’ equity well above the $2.5m minimum stockholders’ equity requirement. The Company will be presenting this information to the Panel, along with its plans to maintain compliance, for their review and acceptance.

This Current Report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements related to the Company’s compliance with Nasdaq’s continued listing standards. These forward-looking statements are based on current expectations that involve numerous risks, uncertainties and assumptions. Assumptions relating to these forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that any forward-looking statements will prove to be correct. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of such information should not be regarded as a representation that the objectives and plans of the Company will be achieved.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Martin Thorp

Name:	Martin Thorp
Title:	Chief Financial Officer

Date: July 10, 2023

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